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SI

18006309

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-68951

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Archer Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6100 Chevy Chase Drive, Suite 100

(No. and Street)

Laurel	MD	20707
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristin Stelljes 301-260-2934

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP

(Name – *if individual, state last, first, middle name*)

9645 Lincoln Way Lane, Suite 214A	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section

MAR 05 2018

Washington DC 413

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Jacob Griffith**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Archer Distributors, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

President
Title

2/22/18
Notary Public

BRIAN DRISCOLL
Notary Public
Montgomery County
Maryland
My Commission Expires Mar. 30, 2019

BRIAN DRISCOLL NOTARY PUBLIC MONTGOMERY COUNTY

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
Archer Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Archer Distributors, LLC, (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Archer Distributors, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Archer Distributors, LLC's auditor since 2012.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 20, 2018

ARCHER DISTRIBUTORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash	**$ 76,867**
Receivables	**133,921**
Receivables – Related Parties	**1,103**
Other assets	**17,897**
TOTAL ASSETS	**$ 229,788**

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES	
Accounts payable and other liabilities	**$ 129,869**
MEMBER'S CAPITAL	**99,919**
TOTAL LIABILITIES AND MEMBER'S CAPITAL	**$ 229,788**

The accompanying notes are an integral part of these financial statements.

ARCHER DISTRIBUTORS, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2017

NOTE 1 –ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – Archer Distributors, LLC ("Archer" or the "Company") is a limited liability company incorporated in the state of Delaware. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was initially registered as a broker-dealer with FINRA on June 18, 2012. The Company's principal business activity is providing mutual fund distribution services to registered investment companies.

Basis of Presentation – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Commission revenue and related expenses arising from securities transactions are recorded on a trade date basis, which is the same day as the transaction date.

Concentration of Risk - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk on cash.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

NOTE 2 - INCOME TAXES

The Company, as a wholly owned subsidiary of Arrow Investment Advisors, LLC ("Parent" or "Member"), is a disregarded entity for income tax purposes under the provisions of the Internal Revenue Code. Accordingly, income from the Company is reported and respective income taxes paid by the members of the Parent and, as a result, no provision for federal income taxes is provided as it relates to the LLC taxable income.

The Parent accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Parent is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2014.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company is party to an Expense Sharing Agreement with the Parent, pursuant to which the Company and Parent allocate certain expenses between the entities. The Parent, in accordance with an Expense Sharing Agreement, incurred $122,500 in expenses allocated for salaries and rent for the year ended December 31, 2017. The Company, in accordance with the Expense Sharing Agreement, incurred $2,842 in office supplies, telephone, cable, and other miscellaneous office supplies for the year ended December 31, 2017. There is an amount of $1,103 due to Archer for expenses related to advertising as of December 31, 2017.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 1,500%. At December 31, 2017, the Company's net capital was $73,926 which was $65,268 in excess of its required minimum net capital. The ratio of aggregate indebtedness to net capital was 176%.

NOTE 5 – CONCENTRATION

All revenues for the year ended December 31, 2017 are from distribution fees of Arrow Funds. The Parent has the overall supervisory responsibilities for the general management and investment on behalf of Arrow Funds. The Company provides distribution for the Arrow Funds.